
03053627

AB 5/27/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 16 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-37112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SAFECO Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4845 154th Place N.E.
(No. and Street)

Redmond (City) Washington (State) 98052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
April Saunders (425) 376-8847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ernst & Young

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
Safeco Investment Services, Inc.

We have audited the accompanying statement of financial condition of Safeco Investment Services, Inc. (an indirect wholly owned subsidiary of Safeco Corporation) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safeco Investment Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 11 and 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 7, 2003

Ernst & Young LLP

Safeco Investment Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 1,577,188
Cash segregated under regulation	941,001
Investments owned, at market value	7,586,906
Accrued interest income	148,190
Concessions receivable:	
Variable annuity products – affiliates	20,160
Mutual funds:	
Affiliates	23,233
Non-affiliates	999,323
Net receivable from registered representatives	16,446
Prepaid regulatory fees and deposits at regulatory agency	191,177
Prepaid expenses	18,958
Notes receivable	442,526
Receivable from Parent for income taxes	218,570
Total assets	$ 12,183,678
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable:	
Variable annuity products – affiliates	$ 19,152
Mutual funds:	
Affiliates	22,071
Non-affiliates	939,611
Commissions payable to registered representatives	2,226
Payable to customers	440,583
Payable to broker/dealers	6,486
Payable to affiliates	582,986
Unearned revenue	61,000
Accounts payable	444,151
Deferred income tax	70,745
Total liabilities	2,589,011
Stockholder's equity:	
Common stock, $.10 par value:	
Authorized shares – 50,000,000	
Issued and outstanding shares – 50,000	5,000
Additional paid-in capital	10,495,000
Accumulated deficit	(905,333)
Total stockholder's equity	9,594,667
Total liabilities and stockholder's equity	$ 12,183,678

See accompanying notes.

Safeco Investment Services, Inc.
(An indirect wholly owned subsidiary of Safeco Corporation)

Notes to Financial Statements

December 31, 2002

1. Organization and Nature of Business

Safeco Investment Services, Inc. (the Company) is an indirect wholly owned subsidiary of Safeco Corporation (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and nonaffiliated companies.

The issuance of securities by the Safeco Mutual Funds and Safeco Life Insurance Company (Safeco Life) could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of FDIC insurance limits. Cash equivalents include short-term investments with original maturities of three months or less, including investments held with affiliates in the amount of $514,519 at December 31, 2002.

Concessions, Commissions, and Asset-Based Fees

Dealers' concession income and commission expense are recorded on the trade date for variable life and annuity products, as well as affiliated and non-affiliated mutual fund products. Asset-based fees are recorded on the WELL Program quarterly based on the calendar quarter-end asset value.

2. Significant Accounting Policies (continued)

Investments Owned

Investments owned include U.S. Government agency bonds carried in the accompanying statement of financial condition at market value, as determined by a pricing service, which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities, and various relationships between securities in determining value. The amortized costs of these investments are $7,384,777 at December 31, 2002.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, federal income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The deferred tax liability relates to temporary differences in the accounting treatment of net investment gains for financial reporting and income tax purposes. The principal difference between the enacted tax rate and the Company's effective tax rate results from nontaxable meals and entertainment expenses.

3. Cash Segregated Regulation

Cash of $941,001 as of December 31, 2002 has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. Payable to Broker-Dealers

Amounts payable to broker-dealers at December 31, 2002 consist of fees and commissions payable.

5. Payable to Customers

Accounts payable to customers include amounts due on customer redemptions of mutual fund shares, currently segregated in the special account for the exclusive benefit of customers.

6. Notes Receivable

During the year, the Company advanced $450,000 to an owner of an independent insurance agency. This advance, which is formalized in a note receivable from the owner, bears interest at LIBOR plus 2.5% and is due in full on July 31, 2005. To repay the note, a portion of regular commission payments due to the owner is applied against the interest and principle balance of the note. In the event that the commission reductions are not adequate to fully pay off the note by the maturity date, the remaining note balance is due in cash. At December 31, 2002, the outstanding balance on this note was $404,920.

Notes receivable also includes three other promissory notes issued to registered representatives, of which $37,606 is outstanding at December 31, 2002. The promissory notes have maturity dates of three years and will be forgiven provided the registered representative reaches the minimum production levels as outlined in the respective promissory note agreement. Each promissory note is secured by any and all income owed to each individual by the Company or any of the Company's affiliates. In the event that the minimum production levels are not adequate to forgive the note by the maturity date, the remaining note balance is due in cash.

7. Related-Party Transactions

Safeco Life Insurance Company

Safeco Life has reimbursed the Company at a rate of 85% of operating expenses (excluding any extraordinary expenses unrelated to Safeco Life's activities) for expenses incurred during January and February of 2002. This reimbursement was intended to approximate the Company's expenses related to distribution of Safeco Life's variable annuity and variable life products pursuant to a reimbursement agreement between the Company and Safeco Life. During these two months, the Company received a weekly stipend of $68,000, which was reconciled on a monthly basis. Reimbursements under this arrangement amounted to $266,287, none of which was outstanding at December 31, 2002. These reimbursements are accounted for as an offset to administrative expenses in the statement of operations. In March 2002, the Company received a capital contribution of $10 million from the Parent to fund its operating activities, (including the aforementioned expenses). In conjunction, the reimbursement arrangement between the Company and Safeco Life was discontinued effective March 1, 2002.

7. Related-Party Transactions (continued)

The Company also acts as the broker-dealer for certain Safeco Life bundled products for which concession income, in the amount of 5.75% of sales, is recorded by the Company. The Company pays selling broker-dealers commissions of 4.75% of sales. The difference between the concession income and commission of 1% is remitted to Safeco Life, in its capacity as the product-servicing agent. Such remittances due to Safeco Life amounted to $98,423 in 2002 and are reflected as administrative expenses in the accompanying statement of operations. At December 31, 2002, $9,951 was payable to Safeco Life.

Safeco Asset Management Company

During January and February of 2002, Safeco Asset Management Company, an affiliated company, reimbursed the Company for 15% of operating expenses incurred by registered personnel engaged in wholesale distribution of Safeco Securities, Inc.'s load mutual funds. Reimbursements under this arrangement amounted to $49,682 in 2002, none of which was outstanding as at December 31, 2002. These reimbursements are accounted for as an offset to administrative expenses in the statement of operations. In March 2002, the Company received a capital contribution from the Parent to fund its operating activities, (including the aforementioned expenses) and the reimbursement arrangement between the Company and Safeco Asset Management Company was discontinued effective March 1, 2002.

Safeco Asset Management Company employees also perform certain accounting services for the Company, for which the Company is charged a fee. Charges amounted to $42,664 during 2002, of which approximately $5,333 was payable at December 31, 2002.

8. Federal Income Taxes

During the year ended December 31, 2002, the Company was allocated an income tax benefit of $668,721, of which $218,570 is currently receivable from the Parent. The current and deferred portions of the income tax benefit included in the statement of operations are as follows:

	Year Ended December 31, 2002
Current tax benefit	$(739,466)
Deferred tax expense	70,745
Income tax benefit	$(668,721)

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2002, the Company had net capital of $8,356,586, which was $8,188,702 in excess of its required net capital of $167,884. The ratio of aggregate indebtedness to net capital was 30.14%.

10. Contingency

The Company is undergoing an audit by the City of Seattle related to gross receipts taxes paid to the City for the years 1996 through 2001. While no assessment has been made to date, City auditors have made preliminary indications that the Company may be assessed up to $251,000. Management believes that the Company has fully paid City tax and does not believe the City auditors have a valid basis for making an additional assessment. Therefore, management plans to vigorously contest any such assessment. However, in the event of an unfavorable determination, the future earnings of the Company would be reduced by the amount of the additional taxes due from 1996 and thereafter.